Exhibit 12.1

Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and preferred stock dividends
(In thousands)

	Three Months Ended March 31,	For the 12 Months Ended
	2004	2003		2002		2001		2000		1999
Earnings:
Net income before equity in (loss) earnings from joint ventures and unconsolidated subsidiaries, minority interest and other items	$(41,134)	$289,607		$205,879		$211,477		$202,077		$37,839
Add: Interest expense	52,566	194,999		185,375		169,974		173,549		91,112
Add: Implied interest component on the Company’s rent obligations	240	824		678		572		568		68
Add Distributions from operations of joint ventures	74	2,839		5,802		4,802		4,511		470
Add: Costs incurred in acquiring former external adviser	—	—		—		—		—		—

Total earnings	$11,746	$488,269		$397,734		$386,825		$380,705		$129,489

Fixed charges:
Interest expense	$52,566	$194,999		$185,375		$169,974		$173,549		$91,112
Implied interest component on the Company’s rent obligations	240	824		678		572		568		68
Capitalized interest	—	—		70		1,010		513		377

Fixed charges	$52,806	$195,823		$186,123		$171,556		$174,630		$91,557
Preferred dividend requirements	19,600	36,908		36,908		36,908		36,908		23,843

Fixed charges and preferred stock dividends	$72,406	$232,731		$223,031		$208,464		$211,538		$115,400

Earnings to fixed charges	—(1)	2.49	x	2.14	x	2.25	x	2.18	x	1.41	x

Earnings to fixed charges and preferred stock dividends	—(1)	2.10	x	1.78	x	1.86	x	1.80	x	1.12	x

(1) The ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges were less than 1:1 for the three months ended March 31, 2004. The coverage deficiencies for the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges were $60.7 million and $41.1 million, respectively.  These ratios include the effect of CEO, CFO and ACRE Partners compensation of $106.9 million, 8.75% Senior Notes due 2008 redemption charge of $11.5 million (and the preferred stock redemption charge of $9.0 million for the ratio of earnings to fixed charges and preferred stock dividends). Excluding these charges, the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges would have been 1.6x and 2.5x, respectively.